

12060150

7/19/12

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III amended

SEC FILE NUMBER
8-16538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/11 (MM/DD/YY) AND ENDING 04/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WADSWORTH INVESTMENT CO., INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

879 Church Street
(No. and Street)

Wallingford (City) CT (State) 06492 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Z. Frank, Esq. 203 269 9730
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Staresinic, Stephen J.
(Name – *if individual, state last, first, middle name*)

Weratrasse, 105 (Address) Stuttgart (City) Germany (State) 70190 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/20/12

OATH OR AFFIRMATION

I, Stephen Z Frank, Esq., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wadsworth Investment Co., INC, as of April 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINOP

Title



Notary Public

MELISSA M. CHURCH, Notary Public
My Commission Expires October 6, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Independent Auditor's Statement on Material Inadequacies

To the President
Wadsworth Investment Co, Inc.
879 Church Street, Rte 68
Wallingford, CT 06492

I have audited the accompanying financial statements of Wadsworth Investment Co., Inc. (WIC) as of April 30, 2012, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated May 14, 2012. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered WIC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect WIC's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.



Stephen J. Staresinic
Certified Public Accountant
May 14, 2012

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: Wadsworth Investment Company, Inc. [13]

SEC FILE NO. [14]

FIRM I.D. NO.: 5844 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)
879 Church Street [20] (No. and Street)
Wallingford [21] (City) CT [22] (State) 06492 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 05/01/11 [24]
AND ENDING (MM/DD/YY): 04/30/12 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephan Z. Frank [30]
(Area Code) — Telephone No. (203) 269-9730 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]
OFFICIAL USE [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 10 day of July 2012
Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner
2) [signature]
Principal Financial Officer or Partner
3) ______
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

WADSWORTH INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
For the period ended April 30, 2012

OPERATING ACTIVITIES:		
Net income/(loss)	$	7,427
Adjustments to reconcile net gain to net cash provided by operating activities:		
(Gain)/loss on securities		9,752
Unrealized (gain)/loss on securities		(2,803)
Increase in receivables		(12,838)
Decrease in accrued liabilities		(4,370)
Net cash used in operating activities		(2,832)
INVESTING ACTIVITIES:		
Proceeds from sale of securities		51,714
Purchases of securities		(65,265)
Net cash used in investing activities		(13,551)
Decrease in cash and cash equivalents		16,383
Cash and cash equivalents at beginning of year		27,581
Cash and cash equivalents at end of year		11,198

SUPPLEMENTAL DISCLOSURES:

Interest Paid: NONE
Income taxes paid: Federal - 0; State $1,199

See accompanying notes and auditor's report

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Staresinic, Stephen J [70]

ADDRESS

Werastrasse 105 [71]	Stuttgart [72]	Germany [73]	70190 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION [50]	REPORT DATE MM/DD/YY [51]	DOC. SEQ. NO. [52]	CARD [53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: WADSWORTH INVESTMENT COMPANY, INC — N 3 — [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 04/30/12 [99]

SEC FILE NO. [98]

Consolidated ✓ [198]

Unconsolidated [199]

	Allowable	Non-Allowable	Total
1. Cash	$ 11198 [200]		$ 11198 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	23622 [355]	3791 [600]	27413 [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	318466 [424]		
E. Spot commodities	[430]		318466 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	8100 [735]	8100 [930]
12. TOTAL ASSETS	$ 353286 [540]	$ 11891 [740]	$ 365177 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc. as of 04/30/2012

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▾10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1743 [1205]	2640 [1385]	4383 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]		[1410]	[1720]
B. Securities borrowings, at market value from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity		Total
21. Sole Proprietorship		▾15 $ [1770]
22. Partnership (limited partners)	▾11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		11000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		349794 [1794]
E. Total		360794 [1795]
F. Less capital stock in treasury		▾16 ([1796]
24. TOTAL OWNERSHIP EQUITY		$ 360794 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 365177 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 04/30/12

Wadsworth Investment Company, Inc.

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 360794	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			360794	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 360794	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 11891	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(11891)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 348903	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	47770	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(47770)	3740
10. Net Capital			$ 301133	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER WADSWORTH INVESTMENT COMPANY, INC — as of 04/30/12

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	116	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5000	3760
14. Excess net capital (line 10 less 13)	$	296133	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	295133	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1743	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	1743	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	.58	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc.

For the period (MMDDYY) from 050111 [3932] to 043012 [3933]
Number of months included in this statement [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		268982	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		148351	3995
9. Total revenue		$ 417333	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		145540	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		8629	4195
15. Other expenses		255737	4100
16. Total expenses		$ 409906	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 7427	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 7427	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (29501)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc

For the period (MMDDYY) from 050111 to 043012

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 353367	4240
A. Net income (loss)			7427	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 360794	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Wadsworth Investment Company, Inc as of 04/30/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 ________ 4335 4570
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Independent Auditor's Report

William F. Wadsworth
Wadsworth Investment Company, Inc
879 Church St
Wallingford, Connecticut

I have audited the accompanying Financial and Operational Combined Uniform Single Report (FOCUS REPORT), Statement of Cash Flows and Reconciliation of Computation of Net Capital of Wadsworth Investment Company, Inc, as of April 30, 2012. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 1, the financial statements include in the FOCUS REPORT were prepared in the conformity with the accounting practices prescribed by the Securities and Exchange Commission, which are the same as the accounting principles generally accepted in the United States.

In my opinion, the financial statements referred to above present fairly, in all material respects, the Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers of Wadsworth Investment Company, Inc, as of April 30, 2012 and the Computation of Net Capital, Computation of Net Capital Requirement, Statement of Income (Loss), Statement of Changes in Ownership Equity, Statement of Cash Flows, and the Reconciliation of Computation of Net Capital for the year ended on the basis of accounting described in Note 1.



Stephen J. Staresinic
Certified Public Accountant
May 14, 2012

Stephen J. Staresinic
Certified Public Accountant
Werastrasse 105
70190 Stuttgart, Germany
Tel: +49(172)6611890

Independent Auditor's Report on Internal Accounting Control

To the President
Wadsworth Investment Co, Inc.
879 Church Street, Rte 68
Wallingford, CT 06492

I have audited the accompanying financial statements of Wadsworth Investment Co., Inc. (WIC) as of April 30, 2012, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered WIC's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect WIC's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether WIC's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.



Stephen J. Staresinic
Certified Public Accountant
May 14, 2012

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

To the President
Wadsworth Investment Co, Inc.
879 Church Street, Rte 68
Wallingford, CT 06492

I have examined the SIPC general assessment of Wadsworth Investment Co., Inc. (WIC) for the year ended April 30, 2012 and its reconciliation with financial statements of. (WIC) as of April 30, 2012.

WIC made a single payment to SIPC during the year ended April 30, 2012, $ 558, with the SIPC-6 Form on November 29, 2011. The Form SIPC-7T was filed on June 25, 2012.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of WIC for the year ended April 30, 2012.

WIC has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is inteded solely for the information and use of the management of Wadsworth Investment Co., Inc. and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.



Stephen J. Staresinic
Certified Public Accountant
June 25, 2012

WADSWORTH INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
April 30, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Description of Business

Wadsworth Investment Company, Inc. is a broker-dealer, located in Wallingford, CT, which sells shares of mutual funds and other investments. The Company receives most of its income from commissions on the sale of investments and does not handle any client funds or hold any client securities.

b) Basis of Financial Statement Presentation

The Company prepares the FOCUS REPORT in accordance with the requirements of the Securities and Exchange Commission. The basis of accounting is the same as accounting principles generally accepted in the United States.

c) Equipment

Equipment is stated at cost and depreciated using estimated useful lives. The estimated useful life of equipment is 5 – 7 years. The current year depreciation expense is $0. Equipment book value is summarized as follows:

Equipment	$ 7,578
Accumulated depreciation	(7,578)
Net Book Value	$ 0

d) Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all short-term debt securities with maturity of three months or less to be cash equivalents.

e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

See accompanying notes on auditor's report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f) Concentrations of Credit Risk

Cash accounts are maintained at a bank in Wallingford, Connecticut and a Mutual Fund Money Market account. At times, cash balances may be in excess of FDIC insurance limits, or in uninsured accounts.

g) Stockholder Equity

The stockholder equity consists of retained earnings and common stock outstanding. These are 100 shares no-par common stock authorized with 60 shares issued outstanding at April 30, 2012.

h) Bad Debts

The Company uses the direct write-off method to record bad debts. As a result, the Company does not maintain an allowance for bad debts.

2. RELATED PARTY TRANSACTIONS

The Company is solely owned by Wadsworth Family, LLC (WF, LLC). William F. Wadsworth, Jr. (President of Wadsworth Investment Company, Inc.) owns nineteen (19%) percent of WF, LLC. William F. Wadsworth Sr. owns ten (10%) percent and is the managing member of WF, LLC. WF, LLC also owns a majority interest in W& W Properties, LLC and Portfolio Timing Services (PTS). William F. Wadsworth, Sr. also owns an interest in Wadsworth Financial Group, Inc. WF, LLC also owns an interest in DECA ONE, LLC.

Many of the clients of Wadsworth Investment Company, Inc. (the Company) are also clients of PTS. Each entity receives commissions or fees from clients for the services they provide. The Company and PTS receive payment from each other and share some limited administrative expenses. DECA ONE, LLC is also a client of the Company. Wadsworth Financial Group, Inc. and W&W Properties, LLC did not have any intercompany transactions with the Company.

3. INCOME TAXES

No provision has been made for deferred taxes because the timing differences between book and tax depreciation are immaterial and the Company does not have any other timing differences.

There are no income taxes currently due for Wadsworth Investment Company, Inc for the tax period ending April 30, 2012.

WADSWORTH INVESTMENT COMPANY, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
April 30, 2012

Net capital per audit report	$301,133
Net capital per 5th quarterly report	$301,133
Difference	NONE

There were no differences in net capital. The adjusting entries recorded to complete the audit report were also recorded in the 5th quarterly report.

See accompanying notes on auditor's report.